EXHIBIT 11.1


[Graphics Omitted]                                       Memorandum


-------------------------------------------------------------------------------

DATE:             Monday, March 10, 2004

TO:

FROM:

RE:               Finance Code of Ethics

-------------------------------------------------------------------------------

Concerns over good corporate governance and financial accuracy and transparency led in part to the passage of the Sarbanes-Oxley Act of 2002, which calls for measures to help protect the interest of investors and maintain the integrity of the U.S. securities markets. Among the stipulations set forth by this bill, is that companies governed under SEC regulations, such as DSAG, are required to have a formal code of ethics for all senior financial officers.

We have reviewed what other companies have done to comply with these regulations and have decided to develop a Code of Ethics for Finance Managers. This Code is not intended to replace other more general Codes of Ethics for employees generally but is intended to reinforce expectations for all Finance team members to ensure complete and accurate financial records and reporting.

Among behaviors the code champions:

     o   Acting with honesty and integrity;

     o Providing constituents with information that is accurate, complete, objective, relevant, timely and understandable; and

     o Proactively promoting ethical behavior as a responsible partner among peers, in the work environment and the community.

It is very important that all Finance managers spend time discussing the Code with their staff and to make sure everyone understands how it applies to their individual roles and responsibilities.. Further, we will ask that all designated Finance Managers sign the Code of Ethics, signifying that they have read and understand their responsibilities under the policy.

The Dunlop Standard Aerospace Code of Ethics for Finance Employees is:

To ensure complete and accurate financial records and reporting, all Finance employees will :

     o Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

     o Provide constituents with information that is accurate, complete, objective, relevant, timely and understandable.

     o Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

     o Make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company submits to the SEC and in all other public communications.

     o Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated.

     o Respect the confidentiality of information acquired in the course of one's work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of one's work will not be used for personal advantage.

     o Share knowledge and maintain skills important and relevant to constituents' needs.

     o Proactively promote ethical behavior as a responsible partner among peers, in the work environment and the community.

     o Achieve responsible use of and control over all assets and resources employed or entrusted.

     o Report any violations to this code promptly to the Senior Vice President of Human Resources at the DSAG Corporate Office 204-987-7108.

This code of conduct is complementary to other Codes of Conduct that exist for employees generally.

By signing this document, you confirm that you have read and understand the requirements to comply with the Code of Ethics for Finance Employees and you commit to comply with the Code of Ethics for Finance Employees.



__________________________________________            _________________________
         Employee Name and Signature                         Date